UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34580 / May 11, 2022

_____

In the Matter of	:
	:
American General Life Insurance Company	:
The United States Life Insurance Company in the City of New York	:
AGL Separate Account VL-R	:
AGL Separate Account D	:
USL Separate Account USL A	:
USL Separate Account USL VL-R	:
	:
2919 Allen Parkway, 4th Floor	:
Houston, Texas 77019	:
	:
(812-15291)	:
	:

_____

ORDER UNDER SECTIONS 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
("ACT")

American General Life Insurance Company, The United States Life Insurance Company in the City of New York, AGL Separate Account VL-R, AGL Separate Account D, USL Separate Account USL A, and USL Separate Account USL VL-R ("Applicants") filed an application on December 21, 2021 and an amendment to the application on March 28, 2022. The Applicants requested an order pursuant to section 26(c) of the Act to approve the substitutions of shares issued by a certain investment portfolio for shares of another investment portfolio ("Substitution").

On April 15, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34559). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of American General Life Insurance Company, et al. (File No. 812-15291),

IT IS ORDERED, under section 26(c) of the Act, that the proposed Substitution is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary